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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
BOSTON CAPITAL TAX CREDIT FUND III L.P.

(Name of Issuer)
SERIES 19 BENEFICIAL ASSIGNEE CERTIFICATES

(Title of Class of Securities)

(CUSIP Number)
January 1, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.	PAGE 2 OF 4 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
East West Bancorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER

		6	SHARED VOTING POWER

		7	SOLE DISPOSITIVE POWER

		8	SHARED DISPOSITIVE POWER
230,333 Units

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,333 Units

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
Approximately 5.6%

12	TYPE OF REPORTING PERSON
BK

ITEM 1.    ISSUER.

(a)	The name of the subject company is BOSTON CAPITAL TAX CREDIT FUND III L.P. (the "Partnership").

(b)	The address of the principal executive offices of the Partnership is One Boston Place, Suite 2100, Boston, Massachusetts 02108.

ITEM 2.    PERSONS FILING.

(a)	The person filing this statement on Schedule 13G (the "Statement") is East West Bancorp, Inc. ("EWBC").

(b)	The address of the principal place of business of the filing person is 415 Huntington Drive, San Marino, California 91108.

(c)	EWBC is a Delaware corporation.

(d)	This Statement relates to units of Series 19 beneficial assignee certificates in the Partnership ("Units").

(e)	Not applicable.

ITEM 3.	[NOT APPLICABLE]

ITEM 4.    OWNERSHIP.

        The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Tax Credit Investors 3, LLC ("Everest 3"). The members of Everest 3 include East West Bank, a California state-chartered commercial bank, which is a wholly owned subsidiary of EWBC. Pursuant to the Operating Agreement of Everest 3, the consent of East West Bank is required to dispose of the Units held by Everest 3. EWBC has the power to determine whether such consent will be given or withheld.

ITEMS 5 - 9.    [NOT APPLICABLE]

ITEM 10.    CERTIFICATION.

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2002

EAST WEST BANCORP, INC.

	By:	/s/ JULIA S. GOUW Julia S. Gouw Authorized Officer

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SCHEDULE 13G
  ITEM 1. ISSUER.
  ITEM 2. PERSONS FILING.
  ITEM 4. OWNERSHIP.
  ITEMS 5 - 9. [NOT APPLICABLE]
  ITEM 10. CERTIFICATION.
SIGNATURES